SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

05011304

BY MAIL

September 9, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of August 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

PROCESSED
SEP 2 1 2005
THOMSON
FINANCIAL

dlw 9/20

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR OPTIONS LESPERANCE PROPERTY, LESPERANCE, QUEBEC

August 25, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced that it has entered into an agreement with Matamec Explorations Inc. and Cambior Inc. for exploration of the Lespérance Property (located in Quebec), which is currently under option by Matamec pursuant to an option granted by Cambior.

Under the terms of the Agreement, Superior can earn a 50% interest in the Property and the right to 100% of all diamonds and kimberlites discovered on the Property by issuing a total of 270,000 shares to each of Matamec and Cambior and spending $1,500,000 over the next five years. Matamec and Cambior will retain a 2.5% gross overriding royalty on diamonds produced for the property, and Superior will retain a right to buy back 1.5% of the royalty for $3 million. The Agreement is subject to regulatory approval and due diligence by Superior.

The Property consists of 211 claims, covering an area of approximately 3,300 hectares, and is approximately 15 kilometres east of the town of Desmaraisville. Matamec will continue to explore for gold and base metal mineralization, however, Superior's diamond exploration programs have priority. Superior's program is under the direct supervision of Thomas F. Morris, Ph.D. (P.Geo.), the Qualified Person as defined under National Instrument 43-101.

The Lespérance Property is proximal to the Desmaraisville kimberlite field, one of four such fields that exist in Quebec. This kimberlite field is associated with the Nottaway, Waswanipi-Saguenay fault. This major, brittle fault allowed for the emplacement of the Desmaraisville kimberlite field.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has several other projects in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Exploration Inc. Superior Diamonds Inc. is owned 19.2% by Southwestern Resources Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS INC. ANNOUNCES A $150,000 FINANCING

Not for Distribution to U.S. News Wire Services
or for Dissemination in the United States

August 31, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** today announced that it proposes to sell by way of a non-brokered private placement up to 333,333 units at $0.45 per unit. Each unit will consist of one common share and one half common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.60 within 24 months after closing.

Gross proceeds of up to $150,000, to be released to Superior Diamonds upon receipt of regulatory approval and closing, will be used for ongoing exploration on Superior Diamonds' Desmaraisville Project in Québec.

The sole placee is the Société de développement de la Baie-James. The Société's mission is to favour the economic development in the James Bay region, as defined between the 49th and the 55th northern parallel. The Société relies on an investment fund, part of which is devoted to the financing of junior exploration companies, as a contribution to the renewal of mineral resources and to an increase in total exploration expenditures in the James Bay region.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds has been exploring in Québec for the last three years in the Ville Marie and the Desmaraisville regions. In addition, Superior Diamonds has acquired other properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Strongbow Exploration Inc. Superior Diamonds Inc. is owned 19.2% by Southwestern Resources Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

2005 SECOND QUARTER REPORT

FOR THE SIX MONTHS ENDED JUNE 30, 2005



SUPERIOR DIAMONDS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

JUNE 30, 2005 AND 2004

GENERAL

The following management's discussion and analysis of Superior Diamonds Inc. (the "Company" or "Superior"), dated as at August 16, 2005, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.

Superior is a development stage diamond exploration company engaged in the acquisition and exploration of mineral properties in Ontario and Québec. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

OVERALL PERFORMANCE

During the first six months of 2005, management focused its efforts on securing sufficient capital to move ahead with exploration programs on its existing properties as well as for the generation of new projects. As a result of this effort, in April 2005, the Company raised gross proceeds of $2,659,530 pursuant to private placements comprised of flow through and non-flow through shares.

A total of $208,443 in resource property costs relating to the AEM Winisk Project was written off in March 2005 based on management's decision to focus on the AEM Diamond Project and discontinue fulfilling the expenditure requirements under the AEM Winisk agreement with Inco Limited.

During the first six months of 2005, the Company focused its exploration on the Ville Marie (formerly Temsicamingue) and AEM Diamond projects.

Q2 HIGHLIGHTS

Ville Marie Project, Québec (formerly Temiscaminque Project)

- Planning for an overburden sampling program was completed and executed.
- 330 overburden samples collected and submitted for kimberlite indicator mineral (KIM) processing.
- Quaternary geologist hired to conduct detailed glacial geology in the Lac D'Argent area to help determine source of kimberlite boulders.
- Results from this sampling and mapping will determine a forthcoming drill program.

AEM Diamond Project, Ontario

- All KIM geochemistry received and interpreted from the 2004 sampling program.
- Airborne geophysics in the Ellard Lake area completed: 14,300 line kilometres at 150 metre spacing.

- Ellard Lake geophysics interpreted: 111 potential targets identified.
- Ellard Lake staking completed: 70 properties staked (17,920 hectares).
- Letter agreement signed with Sachigo Lake First Nations.
- Drilling and sampling program planned for Ellard Lake area for third quarter.
- Negotiations with Neskatanga First Nations completed.
- Drilling program initiated in Neskatanga area.
- Sampling program in region initiated to test targets not drilled.

Desmaraisville Project, Québec

- Results from the 2004 overburden drilling sampling program received.
- Airborne geophysics and overburden sampling planned for fall 2005.

VILLE MARIE PROJECT

The Company completed several phases of comprehensive overburden sampling in the Ville Marie area and thousands of KIMs were recovered. During the early part of 2004, a closely spaced (75 metre) helicopter borne survey was conducted up-ice from where KIMs were recovered. Based on the available data, 19 targets were picked and drilled. None of the drill holes intersected kimberlite. A third phase of overburden sampling within specific target areas was completed in the third quarter of 2004, to refine source area locations. During the course of the 2004 program, kimberlite boulders were recovered in two areas.

Results from the 2004 overburden sampling program defined additional drill targets. Six of these were tested in the spring of 2005. However, no kimberlite was encountered. A tightly spaced overburden sampling program has just been completed. In addition, a Quaternary geologist is presently evaluating the glacial geology of the Lac D'Argent area. Results from the sampling and mapping programs will direct planning for a forthcoming drill program.

AEM DIAMOND PROJECT

In 2004, several targets in the Lansdowne area were sampled in detail to refine the distribution pattern of KIMs. Mobile Metal Ion (MMI) sampling was also carried out over 12 geophysical targets. Of the 12 tested, four gave MMI signatures consistent with kimberlite. After reaching an agreement with the Neskantaga First Nations, a drill program is underway in this area using a modified gopher drill. For those properties with targets that cannot be drilled this summer, additional sampling is being completed. Results from the drilling and sampling programs will determine future exploration in this area.

An extensive airborne geophysical program was completed in the Ellard Lake area during the second quarter of 2005. An area of 1,945 km^2 was flown, and 14,300 line kilometres were completed. External and internal geophysicists identified 111 potential kimberlite targets and 70 properties covering an area of 17,920 hectares were staked. Negotiations with Sachigo Lake First Nations resulted in the signing of a letter agreement. Drilling of targets will be initiated in the third quarter.

DESMARAISVILLE PROJECT

Québec government magnetic data for this area was reviewed in the spring of 2003 and an extensive regional overburden sampling program was completed in late summer of the same year. Four exploration areas were defined from the recovery of overburden sample KIMs.

In 2004, more detailed sampling was completed in two of the four areas of interest. Results have been received and interpreted. Airborne geophysics and additional overburden sampling are planned for the fall of 2005.

BRYCE TOWNSHIP PROJECT, ONTARIO

In late 2004, the Company acquired 9 properties (624 hectares) in Bryce Township in north-eastern Ontario. These properties straddle faults that occur on the western flank of, and are aligned parallel to, the Temiscamingue Structural Zone. The acquisition of these properties provides Superior with excellent exposure to diamond exploration occurring in this area. The Company will decide on the extent of work to be conducted on these properties in 2006.

RESULTS OF OPERATIONS

The net loss for the three and six months ended June 30, 2005 was $79,581 (2004 –$111,175) and $367,454 (2004 – $316,236). There was a reduction in general and administrative expenditures in comparison to the three and six month periods ended June 30, 2004 due to a decrease in consulting and management fees as well as shareholder information costs. However, these cost savings were more than offset by a resource property write off relating to the Winisk Project.

The Company recorded $4,500 (June 30, 2004 – $24,000) in stock-based compensation expense as a result of 15,000 stock options granted to a consultant during the period ended June 30, 2005. (See MD&A section "Critical Accounting Policies and Estimates.")

A total of $208,443 in resource property costs relating to the AEM Winisk Project was written off in March 2005 based on management's decision to focus on the AEM Diamond Project and discontinue fulfilling the expenditure requirements under the AEM Winisk agreement with Inco Limited.

Consulting and management fees decreased during both the three and six month periods ended June 30, 2005 compared to the same periods in 2004 due to a $1,000 per month decrease in management fees paid to Southwestern Resources Corp. ("Southwestern") and a general reduction in administrative fees charged to the Company for consulting and management services provided by officers and other consultants.

General exploration of $26,821 (June 30, 2004 – $36,378) is comprised of exploration expenditures of a general reconnaissance nature.

Other operating costs decreased by $20,400 and $77,563 during the three and six months ended June 30, 2005, respectively, compared to the same periods in 2004, due to management's effort to keep administrative costs to a minimum.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

FISCAL QUARTER ENDED	2ND QUARTER JUNE 30, 2005	1ST QUARTER MARCH 31, 2005	4TH QUARTER DECEMBER 31, 2004	3RD QUARTER SEPTEMBER 30, 2004
INTEREST INCOME	9,250	1,959	10,024	1,173
NET LOSS	(79,581)	(287,873)	(232,063)	(149,057)
LOSS PER SHARE*	(0.00)	(0.01)	(0.01)	(0.01)

FISCAL QUARTER ENDED	2ND QUARTER JUNE 30, 2004	1ST QUARTER MARCH 31, 2004	4TH QUARTER DECEMBER 31, 2003	3RD QUARTER SEPTEMBER 30, 2003
INTEREST INCOME	3,374	4,364	1,559	3,135
NET LOSS	(111,175)	(205,061)	(1,058,863)	(91,491)
LOSS PER SHARE*	(0.00)	(0.01)	(0.08)	(0.01)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a large variation in net loss between the fourth quarter of 2004 and 2003. This variance is the result of stock-based compensation expense recorded in the fourth quarter of 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $2,649,988 at June 30, 2005 compared with $578,020 as at December 31, 2004. The increase of $2,071,968 in working capital is mainly comprised of share issuances of approximately $2.4 million and $471,932 in future cost recoveries from Québec refundable tax credits, which were partially offset by resource property costs of $640,852 ($655,000 on a cash basis) and $154,511 in operating expenditures.

In April 2005, the Company closed two private placements. The first was a brokered private placement pursuant to which subscribers purchased 3,604,060 flow through shares at $0.50 per share and 1,461,111 non-flow through units at $0.45 per unit for gross proceeds of $2,459,530. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing. The agents were paid a cash commission of $172,167 and received 354,562 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of $0.45 within two years after closing.

The second private placement raised gross proceeds of $200,000 through the sale of 444,444 non-flow through units at $0.45 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing.

During the three months ended June 30, 2005, Superior incurred $229,000 in eligible Canadian Exploration Expenditures (CEE) in accordance with flow through requirements. The Company has until December 2006 to spend the remaining $1,573,000 in proceeds from flow through shares on eligible exploration expenditures.

Expenditures of $640,852 on resource properties during the six months ended June 30, 2005 were incurred on the Ville Marie Project ($183,075), the AEM Diamond Project ($329,645) as well as $128,132 on other projects. The expenditures were partially offset by the accrual of $471,932 in tax credits for exploration expenditures incurred in Québec during 2004.

As at June 30, 2005, the Company had in place an unsecured promissory note payable to Southwestern in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum to be paid monthly.

The Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties. In management's view, the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures.

As at June 30, 2005, there were 4,280,000 stock options and 4,282,715 warrants outstanding as detailed in note 3(c) and (e) in the notes to the interim financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

RELATED PARTY TRANSACTIONS

The Company paid $5,000 (June 30, 2004 – $8,395) for consulting and management services provided by a company controlled by John G. Paterson, President and CEO, during the six month period ended June 30, 2005. The basis for the fees is either a monthly or per diem rate. Amounts paid to Aurora Platinum Corp. ("Aurora"), a company related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (June 30, 2004 – $12,000) for the six month period ended June 30, 2005. In addition, fees of $18,000 (June 30, 2004 – $24,000) were paid to Southwestern, a company also related by way of common directors, under the terms of a separate administrative services agreement. As at June 30, 2005, there was $1,024 due to Aurora and $4,439 due to Southwestern.

INTEGRITY OF DISCLOSURE

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The audit committee, comprised of three independent directors, meets with management on a quarterly basis to review the financial statements including the MD&A, and to discuss other financial, operating and internal control matters.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

ADDITIONAL INFORMATION

Additional information is provided in the Company's unaudited interim financial statements for the period ended June 30, 2005, audited consolidated financial statements for the year ended December 31, 2004 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

Alan C. Moon – Chair and Director
John G. Paterson – President, CEO and Director
Thomas W. Beattie – Director
Murray A. Gordon – Director
K. Wayne Livingstone – Director
Parkash K. Athwal – CFO
Thomas F. Morris – Vice President, Exploration
Susy H. Horna – Secretary

BALANCE SHEETS

UNAUDITED

	JUNE 30, 2005	DECEMBER 31, 2004
ASSETS		
CURRENT		
CASH AND CASH EQUIVALENTS	$ 2,140,085	$ 606,552
EXPLORATION ADVANCES AND OTHER RECEIVABLES	573,782	29,849
	2,713,867	636,401
RESOURCE PROPERTIES (note 2)	5,485,268	5,524,791
	$ 8,199,135	$ 6,161,192
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 58,416	$ 52,483
DUE TO AFFILIATED COMPANIES (note 4)	5,463	5,898
	63,879	58,381
LONG TERM		
NOTE PAYABLE	200,000	200,000
	263,879	258,381
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 3)	16,230,341	13,834,942
CONTRIBUTED SURPLUS	1,298,050	1,293,550
DEFICIT	(9,593,135)	(9,225,681)
	7,935,256	5,902,811
	$ 8,199,135	$ 6,161,192

See accompanying notes to financial statements

APPROVED BY THE BOARD

JOHN G. PATERSON

MURRAY A. GORDON

STATEMENTS OF LOSS AND DEFICIT

UNAUDITED

	THREE MONTHS ENDED JUNE 30 2005	2004	SIX MONTHS ENDED JUNE 30 2005	2004
EXPENSES				
CONSULTING AND MANAGEMENT FEES	**$ 25,486**	$ 35,494	**$ 51,487**	$ 70,379
GENERAL EXPLORATION	**14,255**	9,565	**26,821**	36,378
SHAREHOLDER INFORMATION	**28,281**	46,151	**43,123**	74,994
LEGAL AND ACCOUNTING	**4,344**	11,049	**14,252**	27,295
OFFICE EXPENSE	**11,217**	10,353	**20,280**	22,759
RESOURCE PROPERTY COSTS WRITTEN OFF	**–**	–	**208,443**	–
TRAVEL	**5,248**	1,937	**9,757**	3,549
LOSS BEFORE UNDERNOTED ITEMS	**(88,831)**	(114,549)	**(374,163)**	(235,354)
INTEREST INCOME	**9,250**	3,374	**11,209**	7,738
STOCK-BASED COMPENSATION (note 3(d))	**–**	–	**(4,500)**	(24,000)
WRITE-OFF OF EXPLORATION ADVANCES	**–**	–	**–**	(64,620)
NET LOSS FOR THE PERIOD	**(79,581)**	(111,175)	**(367,454)**	(316,236)
DEFICIT AT BEGINNING OF PERIOD	**(9,513,554)**	(8,517,270)	**(9,225,681)**	(8,312,209)
DEFICIT AT END OF PERIOD	**$ (9,593,135)**	$ (8,628,445)	**$ (9,593,135)**	$ (8,628,445)
LOSS PER SHARE	**$ (0.00)**	$ (0.00)	**$ (0.01)**	$ (0.01)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING	**31,618,531**	26,364,727	**29,741,629**	25,592,237

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

UNAUDITED

	THREE MONTHS ENDED JUNE 30 2005	2004	SIX MONTHS ENDED JUNE 30 2005	2004
OPERATING ACTIVITES				
NET LOSS FOR THE PERIOD	**$ (79,581)**	$ (111,175)	**$ (367,454)**	$ (316,236)
ITEMS NOT INVOLVING CASH:				
WRITE-OFF OF EXPLORATION ADVANCES	**–**	–	**–**	64,620
RESOURCE PROPERTY COSTS WRITTEN OFF	**–**	–	**208,443**	–
STOCK-BASED COMPENSATION	**–**	–	**4,500**	24,000
	(79,581)	(111,175)	**(154,511)**	(227,616)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS:				
INCREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	**(22,867)**	(4,955)	**(47,732)**	(24,228)
DECREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	**(946)**	(24,091)	**(3,624)**	(42,812)
	(103,394)	(140,221)	**(205,867)**	(294,656)
INVESTING ACTIVITY				
RESOURCE PROPERTY EXPENDITURES	**(429,161)**	(465,899)	**(655,999)**	(976,131)
FINANCING ACTIVITY				
SHARES ISSUED	**2,395,399**	(4,591)	**2,395,399**	990,860
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	**1,862,844**	(610,711)	**1,533,533**	(279,927)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**277,241**	1,198,421	**606,552**	867,637
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 2,140,085**	$ 587,710	**$ 2,140,085**	$ 587,710
CASH AND CASH EQUIVALENTS CONSIST OF:				
CASH (BANK INDEBTEDNESS)	**$ 143,465**	$ (11,342)	**$ 143,465**	$ (11,342)
SHORT-TERM INVESTMENTS	**1,996,620**	599,052	**1,996,620**	599,052
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 2,140,085**	$ 587,710	**$ 2,140,085**	$ 587,710

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

UNAUDITED
SIX MONTHS ENDED JUNE 30, 2005 AND 2004

1. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2004, and should be read in conjunction with those audited annual consolidated financial statements and notes thereto.

2. RESOURCE PROPERTIES

For the six months ended June 30, 2005:

	AEM DIAMOND PROJECT	MISTASSINI PROJECT	VILLE MARIE (TEMISCAMINGUE) PROJECT	OTHER	TOTAL
BALANCE, BEGINNING OF PERIOD	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ 618,773	$ 5,524,791
PROPERTY ACQUISITION, ASSESSMENT AND MAINTENANCE	4,156	–	1,717	356	6,229
ANALYTICAL	64,845	3,058	9,359	33,221	110,483
GEOPHYSICS	198,201	–	5,035	–	203,236
GEOLOGY	121,300	5,165	106,904	10,845	244,214
DRILLING	10,000	–	60,060	–	70,060
PROJECT ADMINISTRATION	5,000	989	–	641	6,630
RESOURCE PROPERTY COSTS WRITTEN OFF	–	–	–	(208,443)	(208,443)
QUÉBEC REFUNDABLE TAX CREDITS	–	(29,665)	(401,142)	(41,125)	(471,932)
BALANCE, END OF PERIOD	$ 1,873,274	$ 2,387,427	$ 810,299	$ 414,268	$ 5,485,268

For the year ended December 31, 2004:

	AEM DIAMOND PROJECT	MISTASSINI PROJECT	VILLE MARIE (TEMISCAMINGUE) PROJECT	OTHER	TOTAL
BALANCE, BEGINNING OF YEAR	$ 1,140,127	$ 2,393,702	$ 117,122	$ 798,303	$ 4,449,254
PROPERTY ACQUISITION, ASSESSMENT AND MAINTENANCE	421	16,934	8,141	11,741	37,237
ANALYTICAL	25,318	24,597	191,170	53,636	294,721
GEOPHYSICS	–	–	352,674	91,188	443,862
GEOLOGY	303,906	43,678	224,066	24,601	596,251
DRILLING	–	–	179,568	–	179,568
RESEARCH	–	–	–	1,661	1,661
PROJECT ADMINISTRATION	–	5,147	3,000	345	8,492
RESOURCE PROPERTY COSTS WRITTEN OFF	–	–	–	(362,702)	(362,702)
QUÉBEC REFUNDABLE TAX CREDITS	–	(76,178)	(47,375)	–	(123,553)
BALANCE, END OF YEAR	$ 1,469,772	$ 2,407,880	$ 1,028,366	$ 618,773	$ 5,524,791

A total of $471,932 in tax credits for exploration expenditures incurred in Québec has been recorded as a cost recovery in resource properties, and in exploration advances and other receivables.

During the first quarter of 2005, the Company wrote off resource property costs totalling $208,443 relating to the AEM Winisk Project.

3. SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the six months ended June 30, 2005 and the year ended December 31, 2004, changes in issued share capital were as follows:

	SIX MONTH PERIOD ENDED JUNE 30, 2005		YEAR ENDED DECEMBER 31, 2004	
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT
ISSUED AT BEGINNING OF PERIOD	**27,864,727**	**$ 13,834,942**	24,817,342	$ 12,244,082
PRIVATE PLACEMENTS – NET OF SHARE ISSUE COSTS OF $264,131 (2004 – $108,140)	**5,509,615**	**2,395,399**	3,047,385	1,590,860
ISSUED AT END OF PERIOD	**33,374,342**	**$ 16,230,341**	27,864,727	$ 13,834,942

In April 2005, the Company closed two private placements. The first was a brokered private placement pursuant to which subscribers purchased 3,604,060 flow through shares at $0.50 per share and 1,461,111 non-flow through units at $0.45 per unit for gross proceeds of $2,459,530. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing. The agents were paid a cash commission of $172,167 and received 354,562 compensation warrants. Each compensation warrant entitles the holder to purchase one common share at a price of $0.45 within two years after closing.

The second private placement raised gross proceeds of $200,000 through the sale of 444,444 non-flow through units at $0.45 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for $0.60 within two years after closing.

c) Stock Options

At June 30, 2005, there were 4,280,000 stock options outstanding and exercisable under the Company's stock option plan.

	SIX MONTH PERIOD ENDED JUNE 30, 2005		YEAR ENDED DECEMBER 31, 2004	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
OUTSTANDING AT BEGINNING OF PERIOD	**4,265,000**	**$ 0.64**	4,230,000	$ 0.64
ISSUED	**15,000**	**$ 0.46**	115,000	$ 0.50
EXERCISED OR CANCELLED	**–**	**$ –**	(80,000)	$ 0.60
OUTSTANDING AND EXERCISABLE AT END OF PERIOD	**4,280,000**	**$ 0.64**	4,265,000	$ 0.64

d) Stock-Based Compensation

As a result of 15,000 stock options granted during the six month period ended June 30, 2005, the Company recognized $4,500 (June 30, 2004 – $24,000) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.30 (June 30, 2004 – $0.24) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 77% (June 30, 2004 – 46%); risk free interest rate of 3.5% (June 30, 2004 – 5%); and expected life of five years (June 30, 2004 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at June 30, 2005, there were 4,282,715 warrants issued and outstanding.

DATE ISSUED	NUMBER	EXERCISE PRICE	EXPIRY DATE
AUGUST 29, 2002	1,000,000	$ 0.60	AUGUST 29, 2006
AUGUST 29, 2002	197,500	$ 0.60	AUGUST 29, 2006
DECEMBER 31, 2002	357,143	$ 1.20	DECEMBER 31, 2005
DECEMBER 31, 2002	71,428	$ 0.80	DECEMBER 31, 2005
DECEMBER 31, 2003	402,009	$ 0.90	DECEMBER 29, 2005
DECEMBER 31, 2003	80,402	$ 0.75	DECEMBER 29, 2005
JANUARY 16, 2004	466,000	$ 0.90	DECEMBER 29, 2005
JANUARY 16, 2004	93,200	$ 0.75	DECEMBER 29, 2005
MARCH 30, 2004	307,693	$ 0.85/$ 1.00	MARCH 30, 2005/06
APRIL 28, 2005	952,778	$ 0.60	APRIL 28, 2007
APRIL 28, 2005	354,562	$ 0.45	APRIL 28, 2007

No carrying values have been assigned to the warrants.

4. RELATED PARTY TRANSACTIONS

For the period ended June 30, 2005, fees totalling $5,000 were paid (June 30, 2004 – $8,395) on account of consulting and management services provided by an officer who is also a director. Amounts paid to Aurora Platinum Corp. ("Aurora"), a company related by way of common directors, under the terms of an administrative services agreement totalled $12,000 (June 30, 2004 – $12,000) for the six months ended June 30, 2005. As at June 30, 2005, there was an amount of $1,024 due to Aurora. In addition, there were fees of $18,000 (June 30, 2004 – $24,000) paid to Southwestern Resources Corp. ("Southwestern"), a company also related by way of common directors, under the terms of a separate administrative services agreement. There was an amount owing to Southwestern of $4,439 as at June 30, 2005.

SUPERIOR DIAMONDS INC.

Superior Diamonds Inc.
Suite 1650, 701 W Georgia St
PO Box 10102
Vancouver BC
Canada V7Y 1C6

telephone 604.806.0667
fax 604.688.5175
info@superiordiamonds.ca
www.superiordiamonds.ca